Exhibit 99.1

Genius Group Releases Lifelong Learning Prospectus

and full 2023 Entrepreneur Curriculum

SINGAPORE, February 16, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, released its Lifelong Learning Prospectus for ages 0-100 years old, and its full 2023 Entrepreneur Curriculum at its February Virtual Investor Meeting today.

Highlights of the Prospectus and Curriculum include:

●	Four Campuses on GeniusU, each with personalized student pathways: School Campus, University Campus, Entrepreneur Campus, Investor Campus.

●	A Partner Portal for faculty and community partners to build their global classrooms and student pathways on GeniusU with GeniusU’s AI Educator Suite.

●	GEMs discounts across all four campuses for Genius Group Investors on 15th March 2023, who qualify for $10-per-share NFT Coupons that can be redeemed for GEMs.

●	Programs for parents of children from 0-7 years old including ‘Young Genius’ programs and Angel Guide Certification for parents and teachers.

●	Genius School programs for 6-18 years old including ‘Teen Dynamics’ quizzes to identify talents, passions and purpose, and the Young Entrepreneur Academy.

●	Genius University programs from vocational certifications to Entrepreneur MBA and Investor MBA with world class mentors combined with US accreditation.

●	Entrepreneur Campus programs from Entrepreneur Dynamics assessments through to Genius Entrepreneur Metaversity and Digital Entrepreneur MBA.

●	Investor Campus programs in shares, property and cryptocurrencies, from Investor Dynamics and Genius Investor Metaversity to the Digital Investor MBA.

●	Entrepreneur Educator Certification from Genius Guide Certification through to Masters in Education with financial support from the US Department of Education.

●	Community Partner pathway from City Hosts and Leaders to Country Partners and Translation Partners, to host high-touch, high-tech meet ups and summits globally.

The full prospectus was released and previewed at today’s Virtual Investor Meeting and will be officially launched at the Lifelong Learning Summit on March 2-3, 2023, with an expected 20,000 partners and students attending.

A recording of the Genius Group Investor Meeting can be viewed on the Investor Relations website or on the following link: https://www.youtube.com/watch?v=YEjFVU-pIG4.

A copy of the 2023 Prospectus can be downloaded at https://www.geniusu.com.

Roger Hamilton, CEO of Genius Group, said “Genius Group’s mission is to develop an entrepreneur education system that prepares students for the 21st century. We believe everyone can learn the skills to be a successful entrepreneur or investor. While GeniusU has already attracted over 4 million students to the thousands of partners and courses on our platform, we are just at the beginning of our growth ahead.”

“This prospectus gives a snapshot summary of how our campuses and curriculum connect all ages into a lifelong learning pathway, together with explaining Genius Group’s mission, learning principles and philosophy. We encourage all of our students, partners and investors to share our prospectus and curriculum with anyone in their team or family that seeks training and mentoring in entrepreneurship, investing or financial literacy.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Disclaimers:

This press release shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

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Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com